Exhibit 99.1

PRESS RELEASE

Magic Software Reports Fourth Quarter and Full Year 2024 Financial Results

Or Yehuda, Israel, March 11, 2025 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2024.

Summary Results for the Fourth Quarter 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q4 2024	Q4 2023	% Change	Q4 2024	Q4 2023	% Change
Revenues	$142.6	$125.5	13.6%	$142.6	$125.5	13.6%
Gross profit	$42.0	$37.0	13.5%	$43.2	$38.6	11.9%
Gross margin	29.4%	29.4%	-	30.3%	30.8%	(50) bps
Operating income	$16.7	$13.0	28.6%	$18.8	$17.7	6.1%
Operating margin	11.7%	10.3%	140 bps	13.2%	14.1%	(90) bps
Net income (*)	$10.6	$8.5	25.2%	$11.5	$11.6	(0.5%)
Diluted EPS	$0.22	$0.17	29.4%	$0.24	$0.24	-

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Fourth Quarter Ended December 31, 2024

●	Revenues for the fourth quarter of 2024 increased by 13.6% to $142.6 million, compared to $125.5 million in the same period of the previous year.

●	Operating income for the fourth quarter of 2024 increased by 28.6% to $16.7 million, compared to $13.0 million in the same period of the previous year.

●	Non-GAAP operating income for the fourth quarter of 2024 increased by 6.1% to $18.8 million, compared to $17.7 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the fourth quarter of 2024 increased by 25.2% to $10.6 million, or $0.22 per fully diluted share, compared to $8.5 million, or $0.17 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the fourth quarter of 2024 decreased by 0.5% to $11.5 million, or $0.24 per fully diluted share, compared to $11.6 million, or $0.24 per fully diluted share, in the same period of the previous year.

Summary Results for the Full Year Ended December 31, 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	12M 2024	12M 2023	% Change	12M 2024	12M 2023	% Change
Revenues	$552.5	$535.1	3.3%	$552.5	$535.1	3.3%
Gross Profit	$157.2	$153.0	2.7%	$162.6	$158.4	2.6%
Gross Margin	28.4%	28.6%	(20) bps	29.4%	29.6%	(20) bps
Operating Income	$61.2	$57.1	7.2%	$73.6	$71.8	2.5%
Operating Margin	11.1%	10.7%	40 bps	13.3%	13.4%	(10) bps
Net Income (*)	$36.9	$37.0	(0.4%)	$45.7	$48.4	(5.7%)
Diluted EPS	$0.75	$0.75	-	$0.93	$0.99	(6.1%)

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Year Ended December 31, 2024

●	Revenues for the year increased by 3.3% to $552.5 million compared to $535.1 million in 2023.

●	Operating income for the year increased by 7.2% to $61.2 million compared to $57.1 million in the prior year.

●	Non-GAAP operating income for the year increased by 2.5% to $73.6 million compared to $71.8 million in the prior year.

●	Net income attributable to Magic Software’s shareholders for the year decreased by 0.4% to $36.9 million, or $0.75 per fully diluted share, compared to $37.0 million, or $0.75 per fully diluted share, in the prior year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the year decreased by 5.7% to $45.7 million, or $0.93 per fully diluted share, compared to $48.4 million, or $0.99 per fully diluted share, in the prior year.

●	Cash flow from operating activities for the year ended December 31, 2024, amounted to $74.7 million compared to $69.0 million for the year ended December 31, 2023.

●	As of December 31, 2024, Magic’s cash, cash equivalents and short bank deposits amounted to $112.8 million.

●

Magic is introducing 2025 annual revenue guidance of between $593 million and $603 million (based on current currency exchange rates) reflecting an annual growth of 7.3% to 9.1% compared to prior year.

Declaration of Dividend for the Second Half of 2024

In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in an amount of 32.7 cents per share and in an aggregate amount of approximately $16.1 million, which together with prior dividend distribution declared on November 18, 2024 and paid on January 8, 2025, amount to $27.6 million, reflecting approximately 75% of its distributable profits for the year.

The dividend is payable on May 7, 2025, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on April 22, 2025.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software, said: "We are pleased to report strong results for the fourth quarter and full-year 2024, reflecting continued growth in Israel and stability in the U.S. market. Over the past year, we successfully navigated a dynamic business environment, adapting to market shifts through innovation and operational resilience. Our continued investment in cutting-edge digital and cloud transformation solutions has reinforced our position as a trusted partner for our clients. With a strengthening demand environment in the U.S. and a solid pipeline of opportunities, we are confident in our ability to sustain momentum and drive long-term profitability, delivering lasting value to our shareholders.”

“We are pleased to formally announce the signing of a Memorandum of Understanding for the commencement of a strategic business transaction involving the merger of Magic into Matrix I.T (TASE: MTRX), Israel’s leading IT Services company. This transaction, to the extent completed, constitutes a significant milestone in the history of both companies and represents a transformational event for the company. This Merger represents a transformative opportunity for both Magic and Matrix, creating a stronger and more diversified company, with enhanced capabilities to serve customers worldwide, drive innovation, and generate long-term value for shareholders. Magic remains committed to a seamless integration process, ensuring continued operational excellence and business continuity throughout the transition. The combined entity’s aggregate market value is expected to be $2.1 billion (approximately 7.7 billion ILS), a valuation that would place it among the largest publicly traded IT services companies in the U.S and in Europe.

Had the Companies already merged in 2024, the combined entity would have reported the following results in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board:

●	Revenues: $2.1 billion.

●	Gross profit: approximately $382 million (Gross margin: 18.6%).

●	Operating income: approximately $183 million (Operating margin: 8.9%).

●	Net income attributable to non-controlling interests: approximately $110.6 million (Net margin: 5.4%).

The combined entity is expected to operate in approximately 50 countries, serve around 6,000 active clients, and employ over 15,000 employees. We look forward to a promising future for the merged company, to the extent completed, and are excited to embark on this new chapter together."

Conference Call Details

Magic Software’s management will host a conference call on Wednesday, March 12, 2025, at 11:00 am Eastern Daylight Time (17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2023, which filed on May 13, 2024, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	Unaudited		Unaudited
Revenues	$142,582	$125,545	$552,520	$535,052
Cost of Revenues	100,627	88,585	395,342	382,065
Gross profit	41,955	36,960	157,178	152,987
Research and development, net	3,988	2,703	12,661	10,328
Selling, marketing and general and administrative expenses	21,267	21,274	83,280	85,551
Total operating expenses	25,255	23,977	95,941	95,879
Operating income	16,700	12,983	61,237	57,108
Financial expenses, net	(1,999)	(1,899)	(6,242)	(4,616)
Income before taxes on income	14,701	11,084	54,995	52,492
Taxes on income	2,286	1,724	11,328	9,934
Net income	$12,415	$9,360	$43,667	$42,558
Share of loss of a company accounted for at equity, net	(108)	(56)	(376)	(56)
Net income attributable to non-controlling interests	(1,685)	(821)	(6,408)	(5,471)
Net income attributable to Magic's shareholders	$10,622	$8,483	$36,883	$37,031

Weighted average number of shares used in
computing net earnings per share

Basic	49,099	49,099	49,099	49,096

Diluted	49,099	49,099	49,099	49,098

Basic and diluted earnings per share attributable to Magic's shareholders	$0.22	$0.17	$0.75	$0.75

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	Unaudited		Unaudited
GAAP gross profit	$41,955	$36,960	$157,178	$152,987
Amortization of capitalized software and acquired technology	949	1,222	4,214	4,288
Amortization of other intangible assets	315	447	1,250	1,173
Non-GAAP gross profit	$43,219	$38,629	$162,642	$158,448

GAAP operating income	$16,700	$12,983	$61,237	$57,108
Gross profit adjustments	1,264	1,669	5,464	5,461
Amortization of other intangible assets	2,219	1,888	7,810	7,988
Increase (decrease) in valuation of contingent consideration related to acquisitions	(1,136)	(142)	(488)	240
Capitalization of software development	(443)	(842)	(2,650)	(3,183)
Costs related to acquisitions	268	152	602	372
Cost of share-based payment	(119)	1,967	1,597	3,798
Non-GAAP operating income	$18,753	$17,675	$73,572	$71,784

GAAP net income attributable to Magic's shareholders	$10,622	$8,483	$36,883	$37,031
Operating income adjustments	2,053	4,692	12,335	14,676
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(477)	(709)	(1,791)	(1,713)
Increase in valuation of consideration related to acquisitions	529	34	761	290
Deferred taxes on the above items	(1,187)	(899)	(2,538)	(1,879)
Non-GAAP net income attributable to Magic's shareholders	$11,540	$11,601	$45,650	$48,405

Non-GAAP basic and diluted net earnings per share	$0.24	$0.24	$0.93	$0.99

Weighted average number of shares used in computing basic
net earnings per share	49,099	49,099	49,099	49,096

Weighted average number of shares used in computing diluted net earnings per share	49,099	49,099	49,099	49,098

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Year ended
	December 31,				December 31,
	2024		2023		2024		2023
	Unaudited		Unaudited		Unaudited		Unaudited
Revenues	$142,582	100.0%	$125,545	100.0%	$552,520	100%	$535,052	100%
Gross profit	43,219	30.3%	38,629	30.8%	162,642	29.4%	158,448	29.6%
Operating income	18,753	13.2%	17,675	14.1%	73,572	13.3%	71,784	13.4%
Net income attributable to
Magic's shareholders	11,540	8.1%	11,601	9.2%	45,650	8.3%	48,405	9.0%

Basic and diluted earnings per share	$0.24		$0.24		$0.93		$0.99

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2024	2023
	Unaudited	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$112,779	$105,943
Short-term bank deposits	51	751
Trade receivables, net	139,569	131,098
Other accounts receivable and prepaid expenses	23,800	18,833
Total current assets	276,199	256,625

LONG-TERM ASSETS:
Deferred tax assets	4,895	6,729
Right-of-use assets	24,707	25,718
Other long-term receivables and Investments in companies accounted for at equity	9,261	8,623
Property and equipment, net	7,467	7,988
Intangible assets and goodwill, net	217,802	216,723
Total long term assets	264,132	265,781

TOTAL ASSETS	$540,331	$522,406

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$23,169	$28,941
Trade payables	28,920	28,415
Dividend payable to Magic Software shareholders	11,587	-
Accrued expenses and other accounts payable	58,042	41,492
Current maturities of lease liabilities	4,818	4,406
Liability in respect of business combinations	2,654	6,656
Put options of non-controlling interests	20,066	18,252
Deferred revenues and customer advances	21,031	13,537
Total current liabilities	170,287	141,699

LONG TERM LIABILITIES:
Long-term debt	36,125	52,267
Deferred tax liability	7,848	11,610
Long-term lease liabilities	22,040	23,101
Long-term liability in respect of business combinations	1,781	1,049
Put options of non-controlling interests	-	620
Accrued severance pay, net	1,181	1,116
Total long term liabilities	68,975	89,763

EQUITY:
Magic Software Enterprises shareholders' equity	277,190	265,981
Non-controlling interests	23,879	24,963
Total equity	301,069	290,944

TOTAL LIABILITIES AND EQUITY	$540,331	$522,406

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2024	2023
	Unaudited
Cash flows from operating activities:

Net income	$43,291	$42,502
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,823	20,553
Cost of share-based payment	1,607	3,798
Change in deferred taxes, net	(1,564)	(3,238)
Payments of deferred and contingent consideration related to acquisitions	(922)	(6,572)
Capital gain on sale of fixed assets	7	(42)
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	(27)	(114)
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	(82)	285
Changes in value of short-term and long-term loans from banks and others and deposits, net	(676)	1,533
Working capital adjustments:
Trade receivables	(4,339)	18,426
Other current and long-term accounts receivable	(4,990)	(5,586)
Trade payables	677	858
Accrued expenses and other accounts payable	13,279	(7,190)
Deferred revenues	7,609	3,779
Net cash provided by operating activities	74,693	68,992

Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix A)	(12,507)	(14,244)
Loans to related party	-	909
Proceeds from sale of property, plant and equipment	45	54
Payments to former shareholders of consolidated company	-	(583)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(6,631)	(11,320)
Purchase of property and equipment	(1,535)	(1,618)
Change in marketable securities	585	(1,243)
Change in short-term and long-term deposits	482	4,110
Capitalization of software development	(2,650)	(3,183)
Investment in a company accounted for at equity	(198)	(498)
Net cash used in investing activities	(22,409)	(27,616)

Cash flows from financing activities:

Exercise of employees’ stock options	-	22
Dividend paid to non-controlling interests	(7,870)	(4,055)
Dividend to Magic’s shareholders	(10,016)	(30,798)
Repayment of long-term loans from banks and others	(33,695)	(20,994)
Receipt of long-term loans from banks and others	12,603	49,465
Repayment of lease liabilities	(6,029)	(5,690)
Purchase of non-controlling interest	(314)	-
Proceeds from sale of non-controlling interest	176	-
Cash paid due to exercise of put option by non-controlling interests	-	(5,243)
Net cash used in financing activities	(45,145)	(17,293)

Effect of exchange rate changes on cash and cash equivalents	(303)	(1,202)

Increase in cash and cash equivalents	6,836	22,881
Cash and cash equivalents at the beginning of the period	105,943	83,062
Cash and cash equivalents at end of the period	$112,779	$105,943